02042236

Pernod Ricard

Pernod Ricard and Diageo complete the disposal program of the main non-retained Seagram venture assets

Paris, 19 June 2002 – The Sogrape Group has completed the acquisition of Sandeman Port and Sherry, which were put up for sale by Pernod Ricard and Diageo.

This acquisition concludes the disposal program of the main Seagram venture assets which were not to be retained by Pernod Ricard and Diageo.

The agreement with Sogrape grants Pernod Ricard worldwide distribution rights to the Sandeman brand (Port and Sherry).

Contacts

Alain-Serge Delaitte / Media Tel: (33 1) 40 76 77 12

Patrick de Borredon / Investor Relations Tel: (33 1) 40 76 77 33

Barbara M. Burns, New York Tel: (212) 486 1140